

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

May 26, 2016

Pyng Soon
Chief Executive Officer
Stocosil Inc.
17870 Castleton Street, Suite 250
City of Industry, CA 91748

> **Re:** **Stocosil Inc.**
> **Amendment No. 2 to Draft Offering Statement on Form 1-A**
> **Submitted May 3, 2016**
> **CIK No. 0001645554**

Dear Mr. Soon:

We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Offering Circular Cover Page

1.   We note that SDDCO will act as placement agent in the offering and that FOLIO*fn* Investments, Inc. will provide a platform that will be used to process subscriptions and conduct closings. We also note your disclosure on page 37 of the offering statement that offering participants may visit a website provided by ASMX to subscribe to the offering. Please revise your offering statement to clarify the role ASMX in the offering and explain how its services will differ from those to be provided by FOLIO*fn*. Please also tell us what consideration you gave to filing any agreement with FOLIO*fn* relating to these services as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

Risk Factors

Our securities may be traded on a closed trading system . . ., page 30

2.   We note your disclosure that your securities may be traded on an alternative trading system ("ATS") registered with the SEC. To the extent known, please disclose the name of the ATS you plan to utilize and whether the ATS complies with the SEC's Regulation ATS.

        You may contact James Peklenk at (202) 551-3661 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or Mary Beth Breslin at (202) 551-3625 with any other questions.

                                        Sincerely,

                                        /s/ Mary Beth Breslin for

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance